August 19 2009

Thomas R. Salley, Esq.
Cooley Godward LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, VA 20190-5636

Re:     Gladstone Investment Corporation (File Nos. 333-160720 & 814-00704)

Dear Mr. Salley:

        We have reviewed the registration statement on Form N-2 for Gladstone Investment
Corporation (the "Fund") filed on July 21, 2009 in connection with the shelf registration of its
common stock, preferred stock, subscription rights, warrants and debt securities.  Based on our
review of the registration statement, we have the following comments.  The captions we use
below correspond to the captions the Fund uses in its registration statement.

## PROSPECTUS:

**Cover Page**

1.      Please state on the Cover Page whether the Fund makes available its Statement of
Additional Information and annual and semi-annual reports, free of charge, on or through its
website at a specified internet address.  If the Fund does not make its Statement of Additional
Information and shareholder reports available in this manner, please disclose the reasons why it
does not do so.  See Item 1.1(d) of Form N-2.

**The Offering – Trading at a Discount (Page 4)**

2.      The last sentence of this section states that the Fund cannot predict whether its shares will
trade above, at or below net asset value.  As the Fund's shares have recently been trading below
net asset value, please qualify this sentence by stating that the Fund's shares have recently traded
below net asset value.

**Fees and Expenses (Page 6)**

3.      Footnote 2 describes the management fees and total annual operating expenses after giving effect to a voluntary waiver of the investment advisory fee.  The figures reflected in the footnote, however, appear to be higher than the expenses reflected in the table.  Please reconcile these figures.

4.      The second sentence of the paragraph following the example states that the Fund has assumed that the entire amount of such 5% annual return would constitute ordinary income as it has not historically realized positive capital gains (computed net of all realized capital losses) on its investments, nor does it expect to realize positive capital gains in the foreseeable future.  As the Fund's investment objective, as described on page 1 of the prospectus, is to generate both current income and capital gains through debt and equity instruments, please explain to us whether the Fund has abandoned this aspect of its investment objective.  If so, please revise the Fund's investment objective accordingly.  If not, please reconcile these seemingly contradictory statements.

**Risks Related to Our External Financing (Page 12)**

5.      Disclosure in this section and in the Risks Related to Our Regulation and Structure section beginning on page 20 of the prospectus states that the Fund is experiencing significant financial difficulty.  In particular, disclosure in these sections states that the Fund's lenders have reduced the amount that they will lend to the Fund and that the Fund is at risk of both losing its RIC status and foreclosure by its lenders.  Given the gravity of these developments on the Fund's operations, these risks should be highlighted in the Prospectus Summary section under an appropriate caption (*e.g.*, Risks of Fund Losing Tax Status and External Financing).

**Risks Related to Our Regulation and Structure (Page 21)**

6.      The last sentence of the first paragraph states that the Fund is contractually required to advance funds on outstanding lines of credit upon the request of its portfolio companies and that it may have a limited ability to avoid adding to existing investments in a manner that would cause it to fail the asset diversification test as of September 30, 2009 or as of subsequent quarterly measurement dates.  Do the Fund's contractual requirements include provisions that would limit such obligations in circumstances where performance under the contract would cause the Fund would violate its own debt covenants, the Investment Company Act or requirements to retain its RIC status under the Internal Revenue Code?  If not, has the Fund sought to modify these contracts accordingly?

**Investment Advisory and Management Agreement (Page 36)**

7.      The first sentence of the third paragraph states that on January 9, 2007, the Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations.  Please explain to us how a waiver can be <u>both</u> unconditional and irrevocable <u>and</u> voluntary.  What are the consequences of the adviser terminating this waiver?

**Investment Valuation – Securities for which no market exists – Portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and/or equity securities (Page 42)**

8.      The last sentence of the first paragraph states that for equity and equity-like securities of investments for which we do not control or cannot gain control as of the measurement date, we value the equity portion based on the total enterprise value of the issuer, which is calculated using a liquidity waterfall approach.  Note 3 to the Financial Statements on page F-29 states that the Fund no longer uses this method of valuation.  Accordingly, please revise this section to describe the Fund's current valuation method as described in the Fund's Financial Statements.

<u>**GENERAL COMMENTS:**</u>

9.      Has the Fund adopted any policies that it deems fundamental and, therefore, changeable only by shareholder vote?  If so, please add a section to the prospectus to describe each of these policies.  <u>See</u> Item 17.2 of Form N-2.

10.     Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

11.     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12.     If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

13.     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14.    Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

15.    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·    the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,


Christian T. Sandoe
Senior Counsel